U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549


                               Form 12b-25

                       NOTIFICATION OF LATE FILING

                               (Check one)


 [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

 For Period Ended: June 30, 1995

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended: ________________________
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    Read Attached Instruction Sheet Before Preparing Form.  Please Print
 or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part I, Items 1 and 2.

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 PART I -- Registrant Information
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    Full Name of Registrant: HOMETOWN BANCORPORATION, INC.

    Former Name if Applicable:

    20 West Avenue

    Address of Principal Executive Office (Street and Number)

    Darien, Connecticut 06820

    City, State and Zip Code

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 PART II -- Rules 12b-25(b) and (c)
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    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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 PART III --Narrative
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    State below in reasonable detail the reasons why Form 10-K and Form
 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

    On July 10, 1995 and August 8, 1995, Hometown Bancorporation, Inc. (the "Company") issued press releases disclosing its discovery of certain accounting errors and irregularities relating to its financial statements for certain prior periods. With the assistance of its independent accountants and counsel, the Audit Committee of the Board of Directors of the Company is conducting an investigation. The investigation has not yet been concluded. As a result the Company has not yet been able to complete its financial statements as of June 30, 1995 and for the three- and six-month periods then ended. The Company anticipates that the investigation being conducted by the Audit Committee will conclude early in the week of August 14, 1995 and that, thereafter, the Company will be able to prepare the necessary financial statements for its Quarterly Report on Form 10-Q for the period ended June 30, 1995.

    In addition, Robert A. Foote, Jr., who served as Senior Vice
 President and Chief Financial Officer and Secretary of the Company, resigned effective August 4, 1995.

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 PART IV -- Other Information
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    (1) Name and telephone number of person to contact in regard to this notification.

 Kevin E. Gage                   (203)             662-2546
   (Name)                      (Area Code)       (Telephone)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            [X] Yes   [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [X] Yes    [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

    As disclosed in the Company's press release, accounting errors and irregularities have been discovered which the Company believes will result in a restatement of the Company's financial statements for certain perior periods including 1994. The Company believes that the restated financial statements will reflect a material reduction in the Company's earnings for such periods. Until the investigation being conducted by, and on behalf of, the Audit Committee of the Board of Directors of the Company is concluded, the Company is unable to estimate the quantitative effect of the restatements on its earnings as previously reported.

    HOMETOWN BANCORPORATION, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                 HOMETOWN BANCORPORATION, INC.



                                 By /s/ KEVIN E. GAGE
                                 Kevin E. Gage
                                 President and Chief Executive
Date: August 14, 1994            Officer